[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859

markschonberger@paulhastings.com

October 5, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Linda van Doorn, Senior Assistant Chief Accountant

Re:	CharterMac

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

(File No. 1-13237)

Dear Ms. van Doorn:

This letter sets forth the response of CharterMac to the Staff’s comment letter dated September 22, 2006 in connection with the Staff’s review of CharterMac’s Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarterly periods ended March 31 and June 30, 2006. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K and 10-Q, as applicable. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies

Valuation of Investments in Mortgage Revenue Bonds, Page 48

1.

We note your response to our previous comment one and two. Please tell us, if true, and include in your future filings that you record other-than-temporary impairments through a charge to earnings when they have occurred in accordance with SFAS 115. Your reference to recording such impairments when they are expected is unclear. In addition, please ensure that your critical accounting policies in your MD&A are consistent with your accounting policies as disclosed in your footnotes.

United States Securities and Exchange Commission

October __, 2006

CharterMac has asked us to advise the Staff that other-than-temporary impairments are, in fact, recorded as charges to earnings when they have occurred in accordance with SFAS 115.

Future filings will clarify this point with the following language (changes underlined):

We use these criteria to assess all of our mortgage revenue bonds. In our valuation review, any bonds meeting these criteria are monitored and assessed for risk of other-than-temporary impairment. If our analysis indicates that no other-than-temporary impairment has occurred, the fair value of a bond is considered to be the lower of outstanding face amount or the present value of future cash flows, with the discount rate adjusted to provide for the applicable risk factors. If, however, our analysis indicates that other-than-temporary impairment has occurred, the bond is considered impaired, is written down to fair value as determined by the present value of expected future cash flows, and a corresponding charge to earnings is recorded in the statement of income.

Valuation of Mortgage Servicing Rights, page 48

2.

We note your response to our previous comment three. Please tell us, if true, and include in future filings that you determine impairment on your mortgage servicing portfolio by stratifying based upon the risk characteristics of the underlying mortgage loans rather than the risks inherent in the underlying mortgage loans as required by SFAS 140. In addition, please tell us and include in future filings what these risk characteristics are.

CharterMac has asked us to advise the Staff that, in determining impairment of the mortgage servicing rights, stratification of the portfolio is, in fact, based on the risk characteristics of the underlying mortgage loans in accordance with SFAS 140.

CharterMac has also asked us to supplementally advise the Staff that the predominant risk characteristic is the implied loss potential represented by the absence or presence of a loss-sharing provision for the loans. Given that the portfolio of loans consists entirely of commercial first mortgages with prepayment lockouts, the default rate of the loans with loss-sharing provisions versus those without is the predominant differentiating characteristic in the portfolio. Coincidentally, this differentiating characteristic resulted in the portfolio being stratified by investor as all of the loans with loss-sharing provisions as of December 31, 2005, had been sold to Fannie Mae.

United States Securities and Exchange Commission

October __, 2006

Future filings will correct the language to clarify the stratification methodology as follows (changes underlined):

To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans and we compare the estimated fair value of each stratum to its carrying value. The Company has determined that the predominant risk characteristic is the absence or presence of loss-sharing provisions associated with the underlying loans.

Item 9A – Disclosure Controls and Procedures, page 115

3.	We note your response to our previous comment 7, however, please amend your Form 10-K to include the language required by Item 307 of Regulation S-K.

CharterMac has asked us to advise the Staff that the Company will amend the filing to include an affirmative statement as to its conclusion that disclosure controls and procedures were effective as of December 31, 2005.

*   *      *      *      *      *      *

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

for PAUL, HASTINGS, JANOFSKY & WALKER LLP